Exhibit 99.2

Noteholder Information Form

Please return at your earliest convenience by email to: registration@epiqsystems.com
(with a reference to "Catalyst" included in the subject line)
on or prior to January 6, 2017
for expedited processing.

Noteholder Information:
Contact Name:
Contact Email Address:
Contact Phone Number:
Notes Held by Noteholder
CUSIP Number(s) and principal amount of Notes held:	CUSIP 14889BAB8 $ CUSIP 14889BAC6 $ CUSIP C21847AE5 $
DTC Participant holding Noteholder's Notes
DTC Participant Number:
Contact Name:
Contact Email Address:
Contact Phone Number:

Capitalized terms have the meanings set forth in the accompanying management information circular.

Upon receipt of this Noteholder Information Form, Epiq Corporate Restructuring will contact you with further instructions, including providing additional forms needed to be submitted to CST and the Administrative Agent.